UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission File Number: 001-34661

Newegg Commerce, Inc.

(Translation of registrant’s name in English)

17560 Rowland Street, City of Industry, CA 91748

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On October 29, 2021, Newegg Commerce, Inc.’s (the “Company”) majority controlling stockholder, Hangzhou Liaison Interactive Information Technology Co., Ltd., published its financial results for the nine month period ended September 30, 2021. Those financial results contain information about the Company that you can read about here:  http://data.eastmoney.com/notices/detail/002280/AN202110291525768904,JWU4JTgxJTk0JWU3JWJiJTljJWU0JWJhJTkyJWU1JThhJWE4.html.

An English translation of the portion of those financial results that relate directly to the Company is contained below:

Item	Amount from the beginning of the year to the end of the period (1/1/2021-9/30/2021)	Amount from the same period of last year (1/1/2020-9/30/2020)	Variance in percentage (%)	Reasons for the variance
Items from Statement of Cash Flows
Net cash provided by (used in) operating activities	RMB-230,265,864	RMB287,922,077	-179.98%	Mainly due to the e-commerce company’s increase of cash paid for inventories in line with the increase in demand, as compared to the same period of last year
Net cash paid for purchase of fixed assets, intangible assets and other long-term assets	RMB74,703,834	RMB54,343,710	37.47%	Mainly due to the increase in software development expenditure at the company’s e-commerce subsidiary, Newegg
Net increase (decrease) in cash and cash equivalents	RMB-245,564,455	RMB111,417,686	-320.40%	Mainly due to the e-commerce company’s increase of cash paid for inventories in line with the increase in demand, as compared to the same period of last year

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Newegg Commerce, Inc.

November 1, 2021	By:	/s/ Robert Chang
Robert Chang
Chief Financial Officer